UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)**: April 1, 2011**
MORRIS PUBLISHING GROUP, LLC
(Exact Name of Registrant as Specified in Its Charter)

Georgia
(State or other jurisdiction of incorporation)

333-112246	**26-2569462**
(Commission File Number)	(IRS Employer Identification No.)
725 Broad Street; Augusta, Georgia	**30901**
(Address of Principal Executive Offices)	(Zip Code)

(706) 724-0851
(Registrants' Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ **Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)**

☐ **Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)**

☐ **Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))**

☐ **Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))**

ITEM 4.02	Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

Non-Reliance

In conjunction with the preparation of the Morris Publishing Group, LLC's consolidated financial statements for the year ended December 31, 2010 in Form 10-K, management reviewed its accounting for the issuance of the new Floating Rate Secured Notes due 2014 (the "New Notes") related to its plan of reorganization under Chapter 11 of the Bankruptcy Code (the "Restructuring"). During this review, management identified an error in the accounting for the debt modification within our unaudited condensed consolidated financial statements filed on Forms 10-Q for the quarterly periods ended March 31, 2010, June 30, 2010, and September 30, 2010. The debt modification in the Restructuring should have been accounted for as debt extinguishment rather than troubled debt restructuring.

On March 1, 2010, the effective date of the Restructuring (the "Restructuring Date"), the claims of the holders of our 7% Senior Subordinated Notes due 2013, dated as of August 7, 2003 of aggregate principal amount of $278.5 million, plus $35.4 million in accrued interest, were cancelled in exchange for the issuance of $100.0 million in New Notes.

Under accounting guidance for debt extinguishment, the New Notes will be initially recorded at approximately $91.0 million, the estimated fair value of the New Notes on the Restructuring Date. The estimated $9.0 million difference between the stated principal amount and the fair value of the New Notes is original issue discount ("OID"), which will be accreted (utilizing the effective interest rate method) as additional interest expense over the four and one-half year term of the New Notes. Using the inappropriate guidance for troubled debt restructuring, we had recorded the New Notes as indebtedness on the Restructuring Date of $145.0 million ($100.0 million of face amount of principal plus $45.0 million of maximum future interest costs ("Future Interest Indebtedness")).

Under accounting guidance for debt extinguishment, the income from the cancellation of debt ("COD" income) on the Restructuring will be calculated utilizing the fair value of the New Notes as the total indebtedness. In effect, the COD income, as previously recorded on the Restructuring Date, will be increased by $54.0 million (the elimination of the $45.0 million of Future Interest Indebtedness plus the $9.0 million in OID).

Under accounting guidance for debt extinguishment, we will record interest on the New Notes, as well as accretion of the OID, as interest expense. Using the inappropriate guidance for troubled debt restructuring, we had recorded the interest on the New Notes during first three quarters of 2010 as reductions of Future Interest Indebtedness, rather than interest expense.

Upon discovery of the error, management promptly notified our independent registered public accounting firm, Deloitte & Touche LLP, along with the Audit Committee of our Board of Directors. Subsequently, on April 1, 2011, the Audit Committee concluded, based on recommendations from management, that our unaudited condensed consolidated financial statements filed on Forms 10-Q for the quarterly periods ended March 31, 2010, June 30, 2010, and September 30, 2010 should no longer be relied upon.

The correction of the error will be reflected in our Form 10-K for 2010 and will subsequently be corrected in our 2011 Form 10-Q filings. The errors have no effect on our net operating revenues, operating expenses, and operating income, or on the net decrease in cash recorded within our condensed consolidated financial statements for the three, six and nine-month periods ended March 31, 2010, June 30, 2010 and September 30, 2010.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: **April 6, 2011**	**MORRIS PUBLISHING GROUP, LLC**

	By:	**/s/ Steve K. Stone**
		Steve K. Stone
		Senior Vice President-Chief Financial Officer